# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TC ENERGY CORP, CIK 0001232384
CUSIP: 87807B107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 450 - 1ST STREET S.W., CALGARY ALBERTA, Alberta Canada (A0), T2P 5H1
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 45,572,870; shared voting power 289,770; sole dispositive power 45,739,994; shared dispositive power 289,770; aggregate amount beneficially owned 46,029,764 (4.42% of the class)
- BANK OF MONTREAL HOLDING INC.: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 27,170,193; shared voting power 289,770; sole dispositive power 27,336,490; shared dispositive power 289,770; aggregate amount beneficially owned 27,626,260 (2.65% of the class)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 27,033,235; shared voting power 145,271; sole dispositive power 27,199,532; shared dispositive power 145,271; aggregate amount beneficially owned 27,344,803 (2.63% of the class)
- BMO NESBITT BURNS SECURITIES LTD.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 166,297; shared dispositive power 0; aggregate amount beneficially owned 166,297 (0.01% of the class)
- BMO PRIVATE INVESTMENT COUNSEL INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 2,328,788; shared voting power 0; sole dispositive power 2,328,788; shared dispositive power 0; aggregate amount beneficially owned 2,328,788 (0.22% of the class)
- BMO ASSET MANAGEMENT INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 11,589,445; shared voting power 0; sole dispositive power 11,589,445; shared dispositive power 0; aggregate amount beneficially owned 11,589,445 (1.15% of the class)
- BMO NESBITT BURNS INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 136,958; shared voting power 144,499; sole dispositive power 136,958; shared dispositive power 144,499; aggregate amount beneficially owned 281,457 (0.02% of the class)
- BMO FINANCIAL CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 6,566; shared voting power 0; sole dispositive power 7,393; shared dispositive power 0; aggregate amount beneficially owned 7,393 (0% of the class)
- BMO BANK N.A.: type of reporting person: bank (BK); citizenship or place of organization: Illinois (IL); sole voting power 6,469; shared voting power 0; sole dispositive power 6,591; shared dispositive power 0; aggregate amount beneficially owned 6,591 (0% of the class)
- BMO FAMILY OFFICE, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 705; shared dispositive power 0; aggregate amount beneficially owned 705 (0% of the class)
- Stoker Ostler Wealth Advisors, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Arizona (AZ); sole voting power 97; shared voting power 0; sole dispositive power 97; shared dispositive power 0; aggregate amount beneficially owned 97 (0% of the class)

## Item 1. Issuer
Name of issuer: TC ENERGY CORP
Address of issuer's principal executive offices:
450 - 1ST STREET S.W., CALGARY ALBERTA, ALBERTA, CANADA
T2P 5H1

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BANK OF MONTREAL HOLDING INC.

BMO NESBITT BURNS INC. WEALTH MANAGEMENT

BMO NESBITT BURNS SECURITIES LTD.

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO ASSET MANAGEMENT INC.

BMO NESBITT BURNS INC.

BMO FINANCIAL CORP.

BMO BANK N.A.

BMO FAMILY OFFICE, LLC

Stoker Ostler Wealth Advisors, Inc.
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - CANADA (FEDERAL LEVEL)

BANK OF MONTREAL HOLDING INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS SECURITIES LTD. - CANADA (FEDERAL LEVEL)

BMO PRIVATE INVESTMENT COUNSEL INC. - CANADA (FEDERAL LEVEL)

BMO ASSET MANAGEMENT INC. - ONTARIO, CANADA

BMO NESBITT BURNS INC. - CANADA (FEDERAL LEVEL)

BMO FINANCIAL CORP. - DELAWARE

BMO BANK N.A. - ILLINOIS

BMO FAMILY OFFICE, LLC - DELAWARE

Stoker Ostler Wealth Advisors, Inc. - ARIZONA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 46,029,764
Percent of class: 4.42
Sole power to vote or to direct the vote:
Bank of Montreal - 45,572,870

BANK OF MONTREAL HOLDING INC. - 27,170,193

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 27,033,235

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 2,328,788

BMO ASSET MANAGEMENT INC. - 11,589,445

BMO NESBITT BURNS INC. - 136,958

BMO FINANCIAL CORP. - 6,566

BMO BANK N.A. - 6,469

BMO FAMILY OFFICE, LLC - 0

Stoker Ostler Wealth Advisors, Inc. - 97
Shared power to vote or to direct the vote:
Bank of Montreal - 289,770

BANK OF MONTREAL HOLDING INC. - 289,770

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 145,271

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 144,499

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

Stoker Ostler Wealth Advisors, Inc. - 0
Sole power to dispose or to direct the disposition:
Bank of Montreal - 45,739,994

BANK OF MONTREAL HOLDING INC. - 27,336,490

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 27,199,532

BMO NESBITT BURNS SECURITIES LTD. - 166,297

BMO PRIVATE INVESTMENT COUNSEL INC. - 2,328,788

BMO ASSET MANAGEMENT INC. - 11,589,445

BMO NESBITT BURNS INC. - 136,958

BMO FINANCIAL CORP. - 7,393

BMO BANK N.A. - 6,591

BMO FAMILY OFFICE, LLC - 705

Stoker Ostler Wealth Advisors, Inc. - 97
Shared power to dispose or to direct the disposition:
Bank of Montreal - 289,770

BANK OF MONTREAL HOLDING INC. - 289,770

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 145,271

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 144,499

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

Stoker Ostler Wealth Advisors, Inc. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- BANK OF MONTREAL HOLDING INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- BMO NESBITT BURNS SECURITIES LTD.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- BMO PRIVATE INVESTMENT COUNSEL INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- BMO ASSET MANAGEMENT INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- BMO NESBITT BURNS INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- BMO FINANCIAL CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- BMO BANK N.A.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- BMO FAMILY OFFICE, LLC: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)
- Stoker Ostler Wealth Advisors, Inc.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/06/2025)